SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March 2009
Commission File Number 1-15194m

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant’s name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor 04530-000 São Paulo, SP Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

COMPANHIA DE BEBIDAS DAS AMÉRICAS – AMBEV
CNPJ [National Register of Legal Entities] N. 02.808.708/0001-07
NIRE [Corporate Registration Identification Number] N. 35.300.157.770

Abstract of the Minutes of the Meeting of the Board of Directors of Companhia de Bebidas das Américas – AmBev (the “Company”) held on February 26, 2009, drawn up in summary form.

1.
Date, time and venue: On February 26, 2009, starting at 11:00 a.m., at the Company’s headquarters, located in the City of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1017, 4º andar.

2.
Attendance: Messrs. Victório Carlos De Marchi e Carlos Alves de Brito, co-Chairmen, and Messrs. Marcel Herrmann Telles, Roberto Moses Thompson Motta, Vicente Falconi Campos, Roberto Herbster Gusmão, José Heitor Attilio Gracioso, Luis Felipe Pedreira Dutra Leite and Luiz Fernando Ziegler de Saint Edmond.

3.	Board: Chairman: Victório Carlos De Marchi; Secretary: Pedro de Abreu Mariani.

4.	Resolutions: It was unanimously and unrestrictedly resolved by the Directors who attended the meeting:

4.1. Approval of accounts. After examined and discussed, and pursuant to Article 142, V, of Law 6,404/76, the annual report, the Management’s accounts and the financial statements for the fiscal year ended December 31, 2008, were unanimously approved by the Board.

4.2. Convene the annual ordinary and extraordinary general meetings of the Company. To convene the Company's ordinary and extraordinary general meetings, to be held on April 28, 2009, starting at 2:00 p.m., occasion in which the matters included in the Minutes of the Convene Notice attached hereto as Exhibit I, approved herein by the Board of Directors’ members, shall be discussed.
5.
Closure: With no further matters to be discussed, the present Minutes were drawn up and, after being read and approved by all of the members of the Company’s Board of Directors who attended this meeting, were duly executed

São Paulo, February 26, 2009.

/s/ Victório Carlos De Marchi	/s/ Carlos Alves Brito

/s/ Roberto Moses Thompson Motta	/s/ José Heitor Attilio Gracioso

/s/ Roberto Herbster Gusmão	/s/ Vicente Falconi Campos

/s/ Luis Felipe Pedreira Dutra Leite	/s/ Johan M. J. J. Van Biesbroeck

/s/ Pedro de Abreu Mariani Secretary

Exhibit I

COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV
CNPJ [National Register of Legal Entities] N. 02.808.708/0001-07
NIRE [Corporate Registration Identification Number] N. 35.300.157.770
Publicly-held Company

ORDINARY AND EXTRAORDINARY GENERAL MEETINGS
CALL NOTICE

The shareholders of COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV (“Company”) are invited to attend a meeting to be held on April 28, 2009, at 2 p.m., at the Company’s headquarters, located at Rua Dr. Renato Paes de Barros, 1.017, 4º andar (parte), conjuntos 41 e 42, Itaim Bibi, in the City and State of São Paulo, for the Ordinary and Extraordinary General Meetings to be jointly held, to resolve on the following AGENDA:

(a)	At the ORDINARY GENERAL MEETING:

(i) to take the management accounts, examine, discuss and vote the financial statements related to the fiscal year of 2008;

(ii) to resolve on the allocation of the net income for the year, as well as to ratify the distribution of interest on own capital and dividends approved by the Board of Directors in meetings held on April 3, 2008, July 11, 2008, September 24, 2008 and December 22, 2008;

(iii) to ratify the amounts paid by means of the global compensation attributed to the Company’s administrators for the year 2008 and set forth the global compensation of the administrators for the year of 2009; and

(iv) to elect new members of the Fiscal Council of the Company and respective deputies, as well as to set forth their global compensation for the year of 2009.

(b)	At the EXTRAORDINARY GENERAL MEETING:

(i) to approve an increase on the corporate capital, on the amount of R$101,322,170.37, corresponding to the capitalization of 70% of the tax benefit resulting from the partial amortization of the special premium reserve on the fiscal year of 2008, pursuant to article 7 of CVM’s Normative Ruling No. 319/99, by means of the issuance of 803,660 common and 388,967 preferred shares at the issuance price of R$80.14 and R$94.91, respectively, which will be subscribed and paid up by Interbrew International B.V. and AmBrew S/A, both subsidiaries of Anheuser-Busch InBev N.V./S.A. and controlling shareholders of the Company, being secured to the other Company’s shareholders the preemptive right in the subscription of up to 282,765 common shares and up to 455,906 preferred shares, in the proportion of 0.314536611% % of the correspondent corporate participation held by the date of this General Meeting, for each type, for the same amount indicated above, for payment in cash at the time of the subscription, pursuant to the management proposal;

(ii) to approve an increase on the corporate capital, on the amount of R$43,423,815.89, corresponding to the capitalization of 30% of the tax benefit resulting from the partial amortization of the special premium reserve on the fiscal year of 2008, without the issuance of new shares;

(iii) by virtue of the resolutions of items (i) and (ii) above, to amend article 5 of the Company’s By-laws;

(iv) to amend paragraph 2 of section 19 of the Company’s By-laws, in order to allow non-board members to be nominated to the Committees created by the Board of Directors;

(v) to amend the By-laws in order to extinguish the position of Chief Executive Officer for North America, as well as to change the position of Chief Executive Officer for Latin America, which shall be designated Chief Executive Officer;

(vi) by virtue of the resolutions of item (v) above, to amend articles 25, 26 and 28 of the Company’s By-laws and approve its consolidation;

(vii) to examine, discuss and approve the Protocol and Justification of Merger regarding the merger into the Company of its wholly-owned subsidiary Goldensand – Comércio e Serviços, Sociedade Unipessoal Lda. (Zona Franca da Madeira), incorporated under the laws of the Republic of Portugal (“Goldensand”), which was executed by the Company’s and Goldensand’s management on February 20, 2009;

(viii) to ratify the appointment of the specialized company responsible for the preparation of the appraisal report of the net equity of Goldensand, which will be merged, at book value, into the Company (“Appraisal Report”);

(ix) to examine and approve the Appraisal Report and the merger transaction referred to in item (vii) above;

(x) to authorize the Company’s management to take all acts required for the implementation and formalization of the merger transaction referred to in item (vii) above.

General information:

-
The Company informs its shareholders that, on March 5, 2009, the following documents were published in the newspapers “Diário Oficial do Estado de São Paulo” and “Valor Econômico”: (i) the management annual report; (ii) the financial statements related to the fiscal year ended December 31, 2008; (iii) the independent auditors’ report; and (iv) the Fiscal Council’s opinion.

-
As of today, the following documents will be at the shareholders’ disposal at the Company’s headquarters, as well as on the Internet – at www.ambev-ir.com, section news: (i) Protocol and Justification of Merger; (ii) balance sheets which were the basis for the calculation of the net equity of Goldensand on December 31st, 2008 (audited in accordance with CVM Instruction No. 319/99); and (iii) appraisal report of the net equity of Goldensand in compliance with the provisions of Articles 226 and 8 of Law No. 6,404/76.

-
The proxies containing special powers for representation in the general meetings referred to by this Call Notice shall be deposited at the Company’s headquarters, at the Legal Department, at least 3 (three) business days prior to the date scheduled for the meetings.

-
Shareholders taking part in the Bovespa (São Paulo Stock Exchange) Registered Stocks Fungible Custody willing to attend these meetings shall submit a statement containing their respective stock interests, issued by qualified entity, within 48 hours prior to the meetings.

São Paulo, March 23, 2009.

Victório Carlos De Marchi
Co-Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 23, 2009

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/s/ Nelson José Jamel
Nelson José Jamel Chief Financial Officer and Investor Relations